UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Apex Global Brands Inc.

 (Name of Issuer)
Common Stock, $0.02 Par Value Per Share

 (Title of Class of Securities)
03755M102

 (CUSIP Number)
Allan Weinstein
c/o Gainline Capital Partners LP
700 Canal Street, 5th Floor
Stamford, CT 06902
(212) 319-1659

With a copy to:

Gregory B. Astrachan, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 1, 2021

(Date of Event which Requires
Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:
NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 03755M102

1	NAMES OF REPORTING PERSONS Galaxy Universal LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 03755M102

1	NAMES OF REPORTING PERSONS Galaxy Apex Merger Sub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 03755M102

1	NAMES OF REPORTING PERSONS Galaxy Intermediate LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 03755M102

1	NAMES OF REPORTING PERSONS Gainline Galaxy Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 03755M102

1	NAMES OF REPORTING PERSONS GEF Galaxy Splitter LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 03755M102

1	NAMES OF REPORTING PERSONS Gainline Equity Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 03755M102

1	NAMES OF REPORTING PERSONS Gainline Capital Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

CUSIP No. 03755M102

1	NAMES OF REPORTING PERSONS Ulric Thomas Sullivan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
CUSIP No. 03755M102

1	NAMES OF REPORTING PERSONS Allan Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 to Schedule 13D (this “Statement”) is being filed on behalf of the undersigned to amend the Schedule 13D (the “Schedule 13D”), which was originally filed with the Securities and Exchange Commission on February 24, 2021.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

This Statement amends and supplements the Schedule 13D.  All of the information set forth in the Schedule 13D is incorporated herein by reference in response to Items 1 through 7 of this Amendment, except as otherwise set forth below.  This Amendment should be read together with the Schedule 13D.

Items 3 and 4 are hereby amended and supplemented to include the following:

Items 3 and 4.

As announced and further described by Apex in the Form 8-K filed by Apex with the SEC on April 5, 2021, on April 1, 2021, the Merger was completed. As a result of the Merger, Merger Sub merged with and into Apex, with Apex surviving as the continuing entity as a wholly-owned direct subsidiary of Parent (the “Surviving Corporation”).

At the effective time of the Merger (the “Effective Time”), (i) each share of Common Stock (other than (x) Common Stock that is owned by Parent or the Company or any of their respective direct or indirect wholly-owned subsidiaries and (y) Common Stock that is owned by stockholders who have perfected and not withdrawn a demand for appraisal rights) was automatically canceled and ceased to exist, and were converted into the right to receive, upon the terms and subject to the conditions set forth in the Merger Agreement, $2.00 in cash, without interest, less any required withholding taxes (the “Merger Consideration”), (ii) each Company option that was outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, was, by virtue of the Merger and without any action on the part of the holder thereof, cancelled without payment therefor and has no further force or effect, and (iii) each restricted stock unit covering shares of Common Stock (each, a “Company RSU”) that was outstanding immediately prior to the Effective Time, whether or not then vested, vested in full and was canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (A) the aggregate number of shares of Common Stock subject to such Company RSU, multiplied by (B) $2.00, less any required withholding taxes.
The aggregate purchase price paid by Parent in connection with the Merger was approximately $69.1 million. Parent funded the consideration and certain related fees and expenses through approximately $39.6 million of debt and approximately $29.5 million of equity commitments.

Item 5.

Item 5 is hereby amended and restated in its entirety:

(a)-(b)  As a result of the Merger, Merger Sub was merged with and into Apex, with Apex surviving as the continuing entity as a wholly-owned direct subsidiary of Parent. As such, 100 shares of Common Stock, par value $0.01 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock”) are outstanding and the Reporting Persons may be deemed to be the beneficial owner of, and have shared dispositive and voting power with respect to, 100 shares of Surviving Corporation Common Stock as of the Effective Time.
(c)
Except as described in this Statement (including the schedules to the 13D), during the last sixty (60) days there were no transactions in the Surviving Corporation Common Stock effected by the Reporting Persons.

(d)
No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Surviving Corporation Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2021	GALAXY UNIVERSAL LLC By: /s/ Allan Weinstein____________________ Name: Allan Weinstein Title: President
Dated: April 5, 2021	GALAXY APEX MERGER SUB, INC. By: /s/ Allan Weinstein____________________ Name: Allan Weinstein Title: President
Dated: April 5, 2021	GALAXY INTERMEDIATE LLC By: /s/ Allan Weinstein____________________ Name: Allan Weinstein Title: President
Dated: April 5, 2021	GAINLINE GALAXY HOLDINGS LLC By: /s/ Allan Weinstein____________________ Name: Allan Weinstein Title: President
Dated: April 5, 2021	GEF GALAXY SPLITTER LP By: Gainline Equity Fund GP LLC Its: General Partner By: /s/ Allan Weinstein____________________ Name: Allan Weinstein Title: President
Dated: April 5, 2021	GAINLINE EQUITY FUND GP LLC By: /s/ Allan Weinstein____________________ Name: Allan Weinstein Title: President
Dated: April 5, 2021	GAINLINE CAPITAL HOLDINGS GP, LLC By: /s/ Allan Weinstein____________________ Name: Allan Weinstein Title: President
Dated: April 5, 2021	/s/ Ulric Thomas Sullivan_____________________
Dated: April 5, 2021	/s/ Allan Weinstein_____________________